eFuture Announces Appointment of President

Beijing, China, December 4, 2009 – eFuture Information Technology Inc. (Nasdaq: EFUT, the "Company", or "eFuture"), a leading provider of software and services in China's rapidly growing retail and consumer goods industries, today announced the appointment of Mr. Dehong Yang in the newly created position of President of eFuture Information Technology Inc. Mr. Yang will be responsible for the company-wide operations of eFuture Information Technology Inc., as well as its wholly-owned subsidiary, eFuture (Beijing) Royalstone Information Technology Inc., and the two effectively controlled variable interest entities ("VIEs"), Beijing Wangku Hutong Information Technology Co., Ltd. ("Wangku") and Beijing Fuji Biaoshang Information Technology Co., Ltd. ("Biaoshang" or "bFuture"). Mr. Yang, who will officially enter into his new role on January 1, 2010, has upwards of 10 years' experience in international business and global best practices, as well as a proven track record of successfully implementing and driving strategic initiatives.

“We are pleased to welcome Mr. Dehong Yang to the eFuture team," said Adam Yan, Chairman and CEO of eFuture. "Mr. Yang brings with him over 14 years of management and consulting experience in the software and services and retail industries in China, with extensive exposure to the retail, e-commerce and distribution markets. His experience with leading international IT companies, such as Wincor Nixdorf and IBM, provides him with the ideal background to make an immediate impact at eFuture. I look forward to working closely with Mr. Yang and leveraging his wealth of knowledge as we work to execute our growth strategy through investment in innovation, expanding our customer base within tier-2 and tier-3 cities in China, and actively pursuing domestic and international clients."

Mr. Yang was most recently the General Manager of the Retail Division of Wincor Nixdorf Retail & Banking Systems Co., Ltd. From 1995 to 2000, he served as a Consultant to the distribution industry for IBM China Company Ltd. Mr. Yang also serves as a permanent member of the China Chain Store & Franchise Association, Vice Director of the IT Committee of the China Chain Store & Franchise Association, Vice Director of the Chinese Electronic Commerce Association, and Vice Director of the Commercial Automation Committee of the China Electronic Chamber of Commerce. Mr. Yang was honored by the China General Chamber of Commerce as the Retail Figure for 2006-2007, won the 2nd Achievement Award of the China Chain Winner 2007 and the Excellent Contribution Award of Retail Industry in China 30 Years' Reform and Opening. Mr. Yang holds a bachelor's degree in Mathematics from the North-East University in Shenyang, Liaoning, PRC.

About eFuture Information Technology Inc.

eFuture Information Technology Inc. (NASDAQ: EFUT - News) is a leading provider of software and services in China's rapidly growing retail and consumer goods industries. eFuture provides integrated software and services to manufacturers, distributors, wholesalers, logistics companies and retailers in China's front- end supply chain(from factory to consumer) market, especially in the retail and fast moving consumer goods industries. eFuture currently serves over 15 Fortune 500 companies, over 1,000 retailers and over 5,000 suppliers operating in China. eFuture is one of IBM's premier business partners in Asia Pacific and is a strategic partner with Oracle, Microsoft, JDA, Motorola and Samsung Network China. eFuture has more than 600 employees and 20 branch offices across China. For more information about eFuture, please visit http://www.e- future.com.cn/

For more information, please contact:

Investor Contact: Troe Wen, Company Secretary eFuture Information Technology Inc. +86-10-5293-7699 ir@e-future.com.cn	Investor Relations (US): Mahmoud Siddig Taylor Rafferty +1 212 889 4350 eFuture@Taylor-Rafferty.com

Investor Relations (HK): Ruby Yim Taylor Rafferty +852 3196 3712 eFuture@Taylor-Rafferty.com	Media Contact: Jason Marshall Taylor Rafferty +1 212 889 4350 eFuture@Taylor-Rafferty.com